SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 12, 2002

(Date of report - date of earliest event reported)

Commission File Number 0-1125

Madison Gas and Electric Company

(Exact name of registrant as specified in its charter)

Wisconsin

(State or other jurisdiction of incorporation)

39-0444025

(IRS Employer Identification No.)

133 South Blair Street, Madison, Wisconsin 53703

(Address of principal executive offices)

(608) 252-7000

(Registrant's telephone number)

Not applicable

(Former name or former address, if changed since last report)

Item 5. Other Events.

On August 12, 2002, Madison Gas and Electric Company ("MGE") completed its reorganization into a holding company structure. On that date, the new holding company, MGE Energy, Inc. ("MGE Energy"), exchanged its shares of common stock on a one-for-one basis for all of the outstanding common stock of MGE pursuant to an Agreement and Plan of Share Exchange, dated as of October 31, 2001 (the "Agreement"), between MGE and MGE Energy. MGE is now a wholly-owned subsidiary of MGE Energy. MGE's common stock has been removed from quotation on the Nasdaq National Market and MGE Energy's common stock (the "Common Stock") is now quoted thereon under the new trading symbol "MGEE." A joint press release of MGE and MGE Energy issued on August 12, 2002, announcing the completion of the holding company formation, is attached hereto as Exhibit 99 and is incorporated herein by reference.

The Agreement was approved by MGE's shareholders at their annual meeting held on May 14, 2002. All other regulatory approvals, including the approval of the Wisconsin Public Service Commission and the Federal Energy Regulatory Commission, have been received.

The Common Stock issued pursuant to the Share Exchange was registered under the Securities Act of 1933, as amended, pursuant to MGE Energy's registration statement on Form S-4 (Registration No. 333-72694) which became effective on April 3, 2002. Please refer to the joint proxy statement and prospectus of MGE and MGE Energy included in the registration statement for additional information about the holding company formation and the Common Stock.

Item 7. Financial Statements and Exhibits.

(c) The following exhibits are included with this Report:

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Share Exchange, dated as of October 31, 2001, between Madison Gas and Electric Company and MGE Energy, Inc. is incorporated herein by reference to Exhibit 2.1 to MGE Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-72694).
3.1	Amended and Restated Articles of Incorporation of MGE Energy, Inc. are incorporated herein by reference to Exhibit 3.1 to MGE Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-72694).
3.2	Amended and Restated By-laws of MGE Energy, Inc. are incorporated herein by reference to Exhibit 3.2 to MGE Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-72694).
99	Joint press release of Madison Gas and Electric Company and MGE Energy, Inc. issued on August 12, 2002.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Gas and Electric Company

Date: August 12, 2002   /s/ Jeffrey C. Newman

                               Jeffrey C. Newman
                               Vice President and Treasurer

Exhibit 99

Joint Press Release of Madison Gas and Electric Company and MGE Energy, Inc. issued August 12, 2002

Madison Gas and Electric Co. Completes Its Reorganization into a Holding Company, MGE Energy, Inc.

Madison, Wis., Aug. 12, 2002—Madison Gas and Electric Co.'s (MGE) formation of a holding company became effective today. The new holding company, MGE Energy, Inc. (MGE Energy), exchanged shares of its common stock on a one-for-one basis for the outstanding common stock of MGE pursuant to an Agreement and Plan of Share Exchange. MGE is now a wholly-owned subsidiary of MGE Energy and accounts for 99.7% of the assets of the new company. MGE Energy's common stock is quoted on the Nasdaq National Market under the new trading symbol "MGEE."

The Share Exchange Agreement was approved by the shareholders of MGE at its annual meeting, which was held on May 14, 2002. All other regulatory approvals, including the approval from the Public Service Commission of Wisconsin and the Federal Energy Regulatory Commission, were also received.

The holding company was formed to provide:

- Additional flexibility for financing new generation assets so that MGE can adapt to changes in the energy industry.

- Investment opportunities, which are related to MGE's core utility business or which may benefit the service territory but will not be subject to public utility regulation.

MGE's primary focus will continue to be to service its core utility customers.

"We are a community-focused energy company and do not see that changing as a result of our holding company transaction," said Gary J. Wolter, Chairman, President and Chief Executive Officer of MGE Energy and MGE. "Our company is built on a solid tradition of dividend income and stock price appreciation. MGE Energy remains committed to these values."

The MGE Energy corporate structure includes the following:

- MGE - A regulated utility providing natural gas and electric service in south-central Wisconsin.

- MGE Construct, LLC - Formed to provide construction services for building new generation assets to meet the needs of MGE customers.

- MGE Power, LLC - Formed to own new generating assets required to meet MGE's growing customer demand. MGE Power plans to sell the electricity to MGE through long-term leases. The financial markets favor long-term leases for new generation, and MGE customers will benefit from competitive, stable electric rates that remain under state regulation.

- Central Wisconsin Development Corp. - Provides planning, financing, property acquisition and related services that promote growth in MGE's service area.

- MAGAEL, LLC - Holds title to properties acquired for future utility plant expansion and non-utility property.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to more than 128,000 customers in Dane County, Wisconsin (250 square miles) and purchases, transports and distributes natural gas to nearly 123,000 customers in seven south-central and western Wisconsin counties (1,375 square miles). MGE has served the Madison area since 1896.